                               [BROOKFIELD LOGO]



                       ---------------------------------

                       BROOKFIELD PROPERTIES CORPORATION

                             ANNUAL INFORMATION FORM

                                  MAY 20, 2003

                       ---------------------------------

                               TABLE OF CONTENTS


Selected Consolidated Financial Information                                1

Additional Information                                                     3

Brookfield Properties Corporation                                          3

         History and Current Developments                                  4

Business of Brookfield                                                     8

         Commercial Property Portfolio                                     9

         Development Properties                                           14

         Service Businesses                                               15

         Challenges and Risks                                             15

Stock Exchange Listings                                                   18

Dividends and Dividend Policy                                             18

Directors and Officers                                                    18

Schedule A - Commercial Properties by Region                              21

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION


FIVE YEAR SUMMARY
Years ended at December 31 (audited)

                                               PRO FORMA(1)
US Millions, except per share information          2002      2002          2001       2000           1999           1998
-----------------------------------------       --------   --------     --------    --------       --------       --------
ASSETS
Commercial properties                           $  5,661   $  5,661     $  5,802    $  6,368       $  5,930       $  5,977
Development properties                               944        944          575         537            363            360
Receivables and other                                769        769          847       1,017           1028            732
Cash and cash equivalents                             76         76          195         201            214            131
Assets of Brookfield Homes Corporation                --        879          872         762            756            753
                                                --------   --------     --------    --------       --------       --------
                                                $  7,450   $  8,329     $  8,291    $  8,885       $  8,291       $  7,953
                                                ========   ========     ========    ========       ========       ========

LIABILITIES
Commercial property debt                        $  4,038   $  4,038     $  4,376    $  4,542       $  4,139       $  4,112
Commercial development property debt                 550        550          230         160             --             --
Accounts payable and other liabilities               429        429          460       1,031          1,103            974
Liabilities of Brookfield Homes Corporation           --        556          583         549            482            445

SHAREHOLDERS' INTERESTS
Interests of others in properties                     84         84          113         159            326            255
Preferred shares - subsidiaries and corporate        579        579          585         607            607            607
Convertible debentures                                --         --           --          50            251            251
Common shares                                      1,770      2,093        1,944       1,787          1,383          1,309
                                                --------   --------     --------    --------       --------       --------
                                                $  7,450   $  8,329     $  8,291    $  8,885       $  8,291       $  7,953
                                                ========   ========     ========    ========       ========       ========

REVENUE, FUNDS FROM OPERATIONS AND NET INCOME FROM CONTINUING OPERATIONS
Revenue                                                    $  1,372     $  1,428    $  1,369       $  1,267       $  1,148
Funds from operations (FFO) and gains                           374          334         268            213            173
Net income                                                      236          202         140            125            114
FFO and gains per common share - diluted                   $   2.18     $   1.92    $   1.56       $   1.23       $   0.98
FFO per common share prior to lease termination
income and gains - diluted                                 $   1.87     $   1.63    $   1.45       $   1.12       $   0.98
Net income per common share - basic                        $   1.35     $   1.12    $   0.77       $   0.67       $   0.61
                            - diluted                      $   1.34     $   1.12    $   0.76       $   0.67       $   0.61
NET INCOME INCLUDING DISCONTINUED OPERATIONS                    280          241         170            153            129

DIVIDENDS PAID (declared and paid in C$)
Class A preferred shares                                   $ 0.1875     $ 0.1875    $ 0.1875       $ 0.1875       $ 0.1875
Class AA, Series E preferred shares                        $ 0.7272     $ 1.1009    $ 1.2549       $ 1.1282       $ 1.1616
Class AAA, Series A preferred shares                       $ 1.6521     $   2.25    $   2.25       $   2.25       $   2.25
Class AAA, Series B preferred shares                       $ 1.6521     $   2.25    $   2.25       $   2.25       $   2.25
Class AAA, Series C preferred shares                       $ 1.6457     $   2.00    $   2.00       $   2.00       $   2.00
Class AAA, Series D preferred shares                       $   2.00     $   2.00    $   2.00       $   2.00       $   2.00
Class AAA, Series F preferred shares                       $ 0.3986           --          --             --             --
Per common share(2)                                        $   0.40     $   0.33    $   0.25       $   0.21       $   0.16
                                                ========   ========     ========    ========       ========       ========

(1) Reflects distribution of Brookfield Homes Corporation, completed on January 6, 2003.

(2) Effective September 1, 2001, dividends declared in US$. The 2002 common share dividend excludes the distribution of Brookfield Homes Corporation.

QUARTERLY REVENUE AND NET INCOME FROM CONTINUING OPERATIONS
Three months ended (unaudited)


                                                               2002                                      2001
                                             ---------------------------------------   -------------------------------------
US Millions, except per share information    DEC. 31   SEPT. 30   JUNE 30    MAR. 31   Dec. 31   Sept. 30  June 30   Mar. 31
-----------------------------------------    -------   --------   -------    -------   -------   --------  -------   -------
Revenue                                       $  385    $  318     $  324     $  345    $  350    $  327    $  385    $  366
Funds from operations and gains                   81       100         81        112        67        74        97        96
Net income                                        50        64         50         72        39        43        65        55
Net income per common share - diluted         $ 0.29    $ 0.35     $ 0.28     $ 0.42    $ 0.21    $ 0.23    $ 0.38    $ 0.30
                                              ======    ======     ======     ======    ======    ======    ======    ======


SEGMENTED INFORMATION
Years ended December 31 (audited)


                                                    United States                    Canada                         Total
                                          ----------------------------   -----------------------------   ---------------------------
US Millions                                 2002     2001        2000      2002       2001      2000      2002        2001     2000
-----------                               -------   -------    -------   -------    -------    -------   -------    -------  -------
COMMERCIAL PROPERTY OPERATIONS
Rental revenues*                          $   687   $   688    $   701   $   256    $   319    $   288   $   943    $ 1,007  $   989
Lease termination income and gains             --        25         19        60         30         --        60         55       19
Expenses                                      240       254        260       103        136        137       343        390      397
                                          -------   -------    -------   -------    -------    -------   -------    -------  -------
                                              447       459        460       213        213        151       660        672      611
DEVELOPMENT AND RESIDENTIAL
Revenues                                      157       181        147       164        143        169       321        324      316
Expenses                                      156       180        144       143        124        145       299        304      289
                                          -------   -------    -------   -------    -------    -------   -------    -------  -------
                                                1         1          3        21         19         24        22         20       27
OTHER REVENUES                                  9        17         13        39         25         32        48         42       45
                                          -------   -------    -------   -------    -------    -------   -------    -------  -------
NET OPERATING INCOME                          457       477        476       273        257        207       730        734      683
    Interest expense                          235       250        255        49         78         69       284        328      324
    Administrative and development             18        22         17        24         22         27        42         44       44
    Interests of others in
      properties                                7         5         16        23         23         31        30         28       47
                                          -------   -------    -------   -------    -------    -------   -------    -------  -------

Income before undernoted                      197       200        188       177        134         80       374        334      268
Depreciation and amortization                  52        48         44        28         28         22        80         76       66
                                          -------   -------    -------   -------    -------    -------   -------    -------  -------
Income before unallocated costs               145       152        144       149        106         58       294        258      202
Taxes and other non-cash items                                                                                58         56       62
                                          -------   -------    -------   -------    -------    -------   -------    -------  -------
NET INCOME FROM CONTINUING OPERATIONS                                                                        236        202      140
                                          =======   =======    =======   =======    =======    =======   =======    =======  =======
INCOME FROM DISCONTINUED OPERATIONS                                                                           44         39       30
                                          -------   -------    -------   -------    -------    -------   -------    -------  -------
NET INCOME                                                                                               $   280    $   241  $   170
                                          =======   =======    =======   =======    =======    =======   =======    =======  =======

ASSETS
Commercial properties                     $ 4,430   $ 4,392    $ 4,526   $ 1,231    $ 1,410    $ 1,842   $ 5,661    $ 5,802  $ 6,368
Development properties                        711       374        325       233        201        212       944        575      537
Receivables and other                         301       428        669       468        419        348       769        847    1,017
Cash and cash equivalents                      72       195        184         4         --         17        76        195      201
Assets of Brookfield Homes Corporation        879       872        762        --         --         --       879        872      762
                                          -------   -------    -------   -------    -------    -------   -------    -------  -------
                                          $ 6,393   $ 6,261    $ 6,466   $ 1,936    $ 2,030    $ 2,419   $ 8,329    $ 8,291  $ 8,885
                                          =======   =======    =======   =======    =======    =======   =======    =======  =======
(Dispositions) and acquisitions of
  real estate, net                        $     2   $   (97)   $    42   $  (116)   $   (40)   $   120   $  (114)   $  (137) $   162
Commercial property tenant
  improvements                                 36        24         74        13         26         23        49         50       97
Development and redevelopment
  investments                                 195        75         17        11         26         30       206        101       47
Capital expenditures                            7         6          4         9          8          8        16         14       12
                                          =======   =======    =======   =======    =======    =======   =======    =======  =======

* During 2002, rental revenues from Merrill Lynch & Company Inc. accounted for 14% (2001 - 14%, 2000 - 15%) of consolidated revenue.

                             ADDITIONAL INFORMATION

Additional information relating to Brookfield Properties Corporation, including information as to directors' and executive officers' remuneration and indebtedness, the principal holders of Brookfield's securities, options to purchase securities and interests of management and others in material transactions, is set out in pages 4 through 9 of Brookfield's Management Proxy Circular dated March 3, 2003 (the "Management Proxy Circular"). Additional financial information relating to Brookfield is also provided in the consolidated financial statements for the year ended December 31, 2002 set out in pages 37 through 57 of Brookfield's Annual Report for the year ended December 31, 2002 ("2002 Annual Report"). Brookfield's 2002 Annual Report also contains, in pages 17 through 35, the Management's Discussion and Analysis of Brookfield's financial condition and results of operations for the year ended December 31, 2002 (the "MD&A"), which is included here by reference.

Additional information relating to Brookfield will be provided to any person, upon request to the secretary of the Corporation as follows:

(a) when securities of Brookfield are in the course of a distribution pursuant to a short form prospectus, or when a preliminary short form prospectus has been filed in respect of a distribution of Brookfield's securities,

     (i) one copy of this Annual Information Form ("AIF"), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

     (ii) one copy of Brookfield's consolidated financial statements for the year ended December 31, 2002 together with the accompanying report of the auditor and one copy of any interim financial statements of Brookfield subsequent to the financial statements for the year ended December 31, 2002,

     (iii) one copy of Brookfield's Management Proxy Circular dated March 3, 2003, and

     (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b)  at any other time, one copy of any document referred to in (a)(i), (ii) and
     (iii) above, provided that Brookfield may require the payment of a reasonable charge if the request is made by a person who is not a security holder of Brookfield.

                        BROOKFIELD PROPERTIES CORPORATION

Brookfield owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 50 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York and BCE Place in Toronto. Brookfield also manages over 130 million square feet of space. Brookfield is committed to building shareholder value by investing in quality assets and intensively managing each of its properties to increase cashflows and maximize return on capital.

Brookfield owns its assets directly and indirectly through partnerships and equity investments, including: (i) a 100% common share interest in Brookfield Properties Ltd. (formerly Brookfield Commercial Properties Ltd.), an Ontario commercial property investment company, which primarily owns large Class A office properties located in central business districts in Toronto, Denver and Minneapolis; (ii) a 98.5% interest in Brookfield Financial Properties, L.P. ("Brookfield Financial Properties"), a New York-based Delaware limited partnership which owns large Class A office properties, primarily in Lower and Midtown Manhattan and Boston; (iii) an 89% equity (representing 47% of the Canadian voting securities and 100% of the non-voting securities) interest in BPO Properties Ltd. (formerly Gentra Inc.), a Canadian public commercial real estate company that owns predominantly office properties in Canada.

The Corporation was formed under the Canada Business Corporations Act on September 5, 1978 to continue the company which was incorporated in 1924. The articles of the Corporation have been amended from time to time to change its capital structure and name, and on May 7, 1996, the articles of the Corporation were amended to change the name of the Corporation to Brookfield Properties Corporation. The Corporation's registered head office is P.O. Box 770, Suite 330, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3. However, the Corporation operates head offices in both New York and Toronto. Unless otherwise noted or the context otherwise indicates, references to the "Corporation" are to Brookfield Properties Corporation and its consolidated subsidiaries.

Brookfield prepares its annual audited consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which in some cases, differ in certain respects from US generally accepted accounting principles ("US GAAP"). For a discussion of these differences, together with a reconciliation of the Corporation's net income and shareholders' equity to US GAAP, see Note 17 of the notes to the consolidated financial statements of the Corporation. The Corporation prepares its consolidated financial statements in US dollars, and unless otherwise indicated, all financial data set forth in this AIF have been prepared in accordance with Canadian GAAP. In this AIF, all references to "US$" are to US dollars and "C$" are to Canadian dollars and all references to "$" are in US dollars unless otherwise stated. Unless otherwise indicated, the statistical and financial data contained in this AIF are presented as at December 31, 2002.

HISTORY AND CURRENT DEVELOPMENTS

Brookfield Properties Corporation was incorporated in the early 1920's and has been active in various facets of the real estate business since the 1960's.

In 1990, a strategic decision was made to invest capital into the premier office property business in select, high-growth, supply-constrained markets in North America. This led to the acquisition of over 46 million square feet of high-quality office properties and office development sites predominantly in New York, Toronto and Boston.

The accumulation of these assets was completed through various corporate and property purchases since 1990, including three major portfolio acquisitions of approximately 10 million square feet respectively.

In 1990, Brookfield acquired 50% of a portfolio of office properties from BCE Inc. containing approximately 10 million square feet in Toronto, Denver and Minneapolis. In 1994, the interest in this portfolio was increased to 100%.

During 1994 and 1995, Brookfield issued $184 million of common equity and $109 million of preferred shares to Brascan Corporation to support the acquisition and refinancing of the Corporation's real estate interests.

On November 21, 1996, Brookfield completed the acquisition of a 46% interest in Brookfield Financial Properties (formerly World Financial Properties, L.P.), one of New York's largest office property landlords. World Financial Properties owned 10 million square feet of Class A office space in New York and Boston, including interests in three of the four towers of the World Financial Center, One Liberty Plaza, and 245 Park Avenue in Manhattan and 53 State Street in Boston.

In February 1997, Brookfield completed a $442 million convertible debentures and equity offering of 230,770 units consisting of an aggregate of $221 million 6% convertible unsecured subordinated debentures and 23,077,000 common shares at a price of $9.59 per share, represented by installment receipts due and collected February 14, 1998.

In April 1997, Brookfield acquired from an affiliate of the Canadian Imperial Bank of Commerce ("CIBC") and Dragon Holdings Limited a further 24% interest in Brookfield Financial Properties for approximately $145 million in cash and the issuance of 2.9 million warrants of the Corporation. Each warrant entitles the holder to purchase one common share of the Corporation at $9.43 per common share with a term of five years from the date of their issue. Following the acquisition, Brookfield owned a 70% interest in Brookfield Financial Properties.

On May 8, 1997, Brookfield completed an amalgamation transaction with Brookfield Homes Corporation ("Brookfield Homes") in which shareholders of Brookfield Homes received one common share of the Corporation for each 1.5 common shares of Brookfield Homes held. Prior to the amalgamation, public shareholders owned approximately 4% of the total shares outstanding in Brookfield Homes. On the amalgamation, the Corporation issued 784,435 additional common shares of the Corporation.

In May 1997, Brookfield completed a $217 million equity offering of 19,672,132 common shares at a price of $11.05 per share, represented by installment receipts due and collected on February 14, 1998.

In August 1997, Brookfield completed a $290 million equity offering of 21,052,632 common shares at a price of $13.80 per share.

On September 30, 1997, Brookfield purchased 14,582,252 common shares of BPO Properties Ltd. ("BPO Properties") for an aggregate purchase price of $190 million. The purchase price was satisfied by delivery of $127 million in cash and 4,610,773 common shares of the Corporation. On completion of the transaction, Brookfield held approximately 43% of the outstanding common shares of BPO Properties. On September 30, 1997, Brookfield also entered into an agreement to purchase $36 million of Series R preferred shares of BPO Properties. Subsequently, the Series R preferred shares were converted into common shares of BPO Properties on October 15, 1997, increasing Brookfield's ownership to 45%. BPO Properties is Brookfield's Canadian commercial property operating company and owns approximately 14 million square feet of office properties.

In June 1998, Brookfield increased its interest in Brookfield Financial Properties to 89% by purchasing from an affiliate of Citicorp Real Estate Inc. ("Citibank") a 19% equity interest. The cost of the acquisition was

$167 million. As partial consideration for the acquisition, Brookfield issued a $50 million 6% unsecured debenture convertible into 2,622,100 common shares of the Corporation.

In addition to acquisitions of the Corporation's own shares, Brookfield increased its interest in its subsidiaries through capital repurchases undertaken by BPO Properties and Carma Corporation ("Carma"). During 1999, Brookfield's subsidiary, BPO Properties, acquired 5.8 million of its own common shares at below net asset value for a total of $57 million, thereby increasing Brookfield's equity interest to 52%. Subsequent to December 31, 1999, a further 4 million common shares of BPO Properties were repurchased by BPO Properties for total cost of $40 million, thereby increasing Brookfield's equity interest in BPO Properties to 59%, 47% on a voting basis. On May 13, 1999, the Corporation also purchased 1,000,000 common shares of Carma. This purchase increased Brookfield's equity interest in Carma to 35,395,499 common shares or approximately 82% of Carma's issued and outstanding common shares.

During 2000, Brookfield continued the consolidation of its subsidiaries through both normal course issuer bids and tender offers for the shares of Carma and BPO Properties not already owned by Brookfield. In September 2000, Carma was privatized through the issuance of 1.9 million common shares and the payment of $1 million in cash. Also in September 2000, the effective ownership of BPO Properties was increased to 85% through the issuance of 5.3 million common shares and the payment of $5 million in cash. Brookfield subsequently acquired an additional 2% of BPO Properties through capital repurchases, bringing its equity ownership interest in BPO Properties to 87% (47% on a voting basis).

On April 26, 2000, Brookfield announced that its New York-based subsidiary, Brookfield Financial Properties, formed a strategic office property alliance with Deutsche Grundbesitz Management GmbH, a 100% indirectly owned subsidiary of Deutsche Bank AG, a multi-national financial services company. Deutsche Grundbesitz Management GmbH agreed to acquire a 49% interest in Brookfield's two landmark office properties in Boston. Upon closing on April 2, 2001, the total proceeds of the transaction were $337 million, $168 million of cash for the equity component and the assumption of $169 million of property level debt by the purchaser.

In June 2000, $201 million of the Corporation's 6% subordinated convertible debentures were converted by the holders of those debentures into 19,986,682 common shares in accordance with the terms of the trust indenture governing the debentures.

In June 2000, Brookfield acquired, through BPO Properties, a western Canadian office portfolio, consisting of four office towers in Calgary and Vancouver. These properties, formerly part of the TrizecHahn portfolio, comprise a total of
3.5 million square feet of prime office, retail and parking space. The two projects include the flagship Bankers Hall East and West Towers and the Royal Bank Building in downtown Calgary as well as the Royal Centre in downtown Vancouver. These properties include a high-quality roster of tenants such as RBC Financial Group, CIBC, Talisman Energy, Canadian Natural Resources and Bennett Jones. They also have net effective rents that are below market, providing Brookfield with significant upside potential as leases rollover.

In June 2000, Brookfield acquired a development site in Midtown Manhattan at 300 Madison Avenue for $150 million. Brookfield announced in March 2001 that it had signed a 30-year lease with CIBC World Markets for 100% of the 1.2 million square foot office tower for its US headquarters, to be completed in late 2003.

In August 2000, Brookfield renewed a normal course issuer bid under which 1,586,300 shares were acquired for cancellation at an average price of $12.50 per share in 2000.

In October 2000, Brookfield completed a secondary offering of 8 million shares held by the CIBC at $14.50 per share.

On January 16, 2001, Brookfield announced that Lehman Brothers Inc. signed a 20-year lease for 460,000 square feet at One World Financial Center in Lower Manhattan. The agreement covers the entire eighth floor, as well as floors 19 to 21 and 30 to 40 in the 40-storey office tower. In aggregate, along with other leasing commitments, Lehman is committed to 717,000 square feet at One World Financial Center.

On January 31, 2001, Brookfield announced that it completed a $432 million refinancing of its 2.2 million square foot One Liberty Plaza property in Lower Manhattan. The investment-grade financing, recourse only to the property, has a term of 10 years and a fixed rate coupon of 6.75%. The financing was underwritten by Goldman, Sachs & Co. and Credit Suisse First Boston and was placed with investors in the single asset CMBS securitization market. The financing followed the signing in mid-2000 of approximately 630,000 square feet of new leases with Goldman, Sachs & Co. and the National Association of Securities Dealers Inc. ("NASD"). A portion of the funds was allocated for the extinguishment of debt currently on the property, and the balance was utilized for general corporate purposes.

On February 5, 2001, Brookfield announced that it completed a $500 million refinancing of its 245 Park Avenue property in New York. The investment-grade financing, recourse only to the property, has a term of 10 years and a fixed rate coupon of 6.65%. The financing was underwritten by JP Morgan Chase and Salomon Smith Barney and placed with investors in the single asset CMBS securitization market. The financing follows the signing in November 2000 of JP Morgan Chase and Bear Stearns to approximately 800,000 square feet of new 20-year leases at 245 Park Avenue, as well as a complete renovation of the lobby, elevators and plaza. A portion of the funds were utilized by the Corporation to extinguish debt currently on the property, and the balance was utilized for general corporate purposes. 245 Park Avenue is a 1.7 million square foot office tower located in Midtown Manhattan immediately adjacent to Grand Central Station.

On February 13, 2001, Brookfield acquired a 50% joint venture interest in the Bay-Adelaide development site in downtown Toronto for an investment of $40 million or $37 per buildable square foot. Canapen (Bay-Adelaide) Limited, a subsidiary of the CN Pension Trust Funds, currently holds the other 50% interest in the project. The Corporation, in addition to its 50% investment interest, will be responsible for the development, leasing and ongoing management of the project. The Bay-Adelaide site consists of two blocks of land in Toronto's downtown financial core, bounded by Richmond, Bay, Adelaide and Yonge Streets. The project currently includes a 1,100 car below-grade parking garage, construction completed to grade including all foundation work, and plans and permits for at least a one million square foot premier office tower.

In March 2001, Brookfield completed a secondary offering of 4,610,773 million shares held by Brascan Financial Corporation (formerly Trilon Financial Corporation) at $17 per share. The secondary offering of shares by Brascan Financial was sold to a syndicate of investment dealers.

On May 30, 2001, Brookfield acquired a further 5.4% of its New York and Boston assets owned through Brookfield Financial Properties from Citibank for a total cost of $202 million, $60 million of cash and the assumption of $142 million of long-term non-recourse property debt. This transaction brought the Corporation's interest in Brookfield Financial Properties to approximately 95%.

On July 23, 2001, Brookfield completed a refinancing of Fifth Avenue Place in Calgary and also sold a 50% interest in this property. A non-recourse first mortgage for $106 million was placed on the property and a 50% interest was sold to a Canadian institutional investor based on a gross value of $178 million. Net cash proceeds to Brookfield, after repayment of the current first mortgage, were $80 million. Brookfield continues to own the remaining 50% interest and manages the property. Fifth Avenue Place is a 1.7 million square foot premier office complex in Calgary, consisting of two office towers. The complex is owned through BPO Properties.

In August 2001, the holder of $50 million of convertible debentures issued by the Corporation tendered its securities for conversion into 2.6 million common shares of the Corporation. Warrants to purchase 2.5 million common shares of the Corporation were also exercised in August 2001 for $25 million.

On September 11, 2001, Brookfield owned eight million square feet of space in four office towers surrounding the World Trade Center site - One Liberty Plaza and One, Two and Four World Financial Center. The physical damage sustained by these properties was mainly cosmetic as a result of the attack on and subsequent collapse of the World Trade Center and consisted primarily of replacement of broken windows and some repair to the granite facade on the World Financial Center. While there was no structural damage to these four office towers, the glass-enclosed Winter Garden atrium at the center of the World Financial Center suffered more significant damage from falling debris than other areas of the complex. This component of the World Financial Center was fully restored and opened in September 2002. To date, approximately $187 million has been received for property and business interruption claims relating to One Liberty Plaza, One World Financial Center, the Winter Garden and common areas of the World Financial Center. Two and Four World Financial Center are covered by insurance in place under the tenant triple-net leases with Merrill Lynch. Brookfield's insurance claim adjustment process is ongoing due to the complexity of the issues involved. However, Brookfield anticipates recovery of all material amounts relating to the restoration and business interruption costs of its properties.

One Liberty Plaza and Four World Financial Center reopened in October 2001, and One and Two World Financial Center were reopened in the first quarter of 2002. No material lease cancellations in the New York portfolio occurred as a result of the events of September 11.

On September 13, 2001, Brookfield renewed its normal course issuer bid under which 2,402,700 common shares were acquired for cancellation at an average price of $17.30 per share in 2001.

On October 11, 2001, Brookfield completed the sale of Bramalea City Centre, a
1.2 million square foot regional shopping center complex in Toronto to institutional investors. This transaction, together with the sales of the Sevenoaks and West Oaks Malls in Vancouver, generated approximately $200 million in proceeds to Brookfield.

On October 19, 2001, Brookfield completed a $240 million refinancing of its 2.6 million square foot Bankers Hall property in Calgary. The non-recourse property financing has a term of 12 years and a fixed rate of 7.2%.

On March 12, 2002, Brookfield sold an undivided 50% interest in the Exchange Tower, a 1.1 million square foot office complex in downtown Toronto, to two Canadian pension funds. This transaction generated proceeds of approximately $55 million, net of non-recourse debt on the property.

On April 24, 2002, Brookfield completed a financing of the 300 Madison Avenue project which provides refinancing of the existing $300 million mortgage and additional funds to complete the development of the property. The financing is comprised of two series of pass-through certificates: the $400 million Series 2002 A-1 certificate with an average life of 20 years and a coupon of 7.262%, and the $160 million Series 2002 A-2 certificate to be funded through a commercial paper conduit facility and amortized over 10 years. The Series 2002 A-2 certificate provides for additional $140 million of availability for unanticipated development costs. Brookfield does not anticipate accessing this availability. This was the first financing of a major construction project in New York after September 11, 2001.

In 2002, Brookfield repurchased equity interests of the Corporation and its subsidiaries for cash in an amount of approximately US$82 million, including 1,385,900 of its own common shares under its normal course issuer bid. The Corporation renewed its normal course issuer bid on September 13, 2002 for a further one year period, permitting the Corporation to purchase up to 8,049,330 additional common shares on the New York Stock Exchange (the "NYSE") and the Toronto Stock Exchange (the "TSX").

On August 1, 2002 Brookfield sold a 50% interest in the 2.7 million square foot Bankers Hall Complex in Calgary to British Columbia Investment Management Corporation. This transaction generated net proceeds of approximately US$72 million, net of non-recourse debt on the property, based on a sale price of US$193 million.

On September 6, 2002, Brookfield announced that it had acquired a 51% interest in Three World Financial Center in Lower Manhattan from Lehman Brothers Holdings for US$158 million. The remaining 49% interest continues to be owned by American Express. Brookfield has the exclusive right to occupy 1.2 million square feet of space in Three World Financial Center. While Brookfield has guaranteed the acquisition financing, Brookfield intends to refinance this 51% interest with non-recourse permanent financing upon securing tenants for the space.

On September 25, 2002, Brookfield announced the completion of a C$200 million Class AAA, Series F preference share issue. Brookfield issued 8 million Class AAA Preference Shares, Series F at a price of C$25.00 per share to yield 6% per annum, including 2 million shares issued on the exercise of an option granted to the underwriting syndicate. The net proceeds were used to redeem C$200 million of Class AAA preference shares currently outstanding with an average coupon of 8.75% and held by Brascan Corporation. The Series F Preference Shares commenced trading on the TSX on September 25, 2002 under the symbol BPO.PR.F.

On October 29, 2002, the Board of Directors approved the special distribution of the Corporation's U.S. residential home building business, Brookfield Homes. Brookfield Homes commenced trading on the NYSE under the symbol "BHS" on January 7, 2003. This transaction allows Brookfield to focus on its core business of owning and operating premier office properties in select North American city centers, as well as enabling shareholders to maximize the value of their interest in Brookfield's U.S. residential home building operations by continuing as a shareholder or monetizing their investment. Common shareholders of record on January 2, 2003, received a special distribution equivalent to one-fifth of each Brookfield share that they owned. The value of the special dividend, based on a book value of $323 million of equity, was $2.00 per Brookfield common share and resulted in a reduction in the stated value of the Corporation's common equity of $323 million, as approved by the Corporation's shareholders on December 16, 2002. The Corporation has not retained any common share ownership of Brookfield Homes, however, it retains a $98 million subordinated note receivable maturing on December 31, 2005 which bears interest at 10%.

In December, 2002, Brookfield entered into a three-year $100 million credit facility with two major financial institutions, further enhancing liquidity and financial flexibility. In January 2003, an additional $30 million was added to this credit facility.

At December 31, 2002, total assets of Brookfield Homes included in the Corporation's assets were $879 million, an increase of $7 million over 2001 and $117 million over 2000. These assets are financed at the asset level by $556 million in construction debt facilities, payables and subordinated debt at December 31, 2002.

On December 31, 2002, Brookfield increased its interest in Brookfield Financial Properties to 98.5% for cash consideration of $56 million.

In March 2003, Brookfield acquired 1,802,700 of its own common shares at an average price of $18.47 per share. Subsequent to March 31, 2003, Brookfield acquired a further 1,777,300 shares at an average price of $19.71 per share. This brings the total number of shares repurchased since the inception of Brookfield's normal course issuer bid in 1999 to over 9.3 million.

In April 2003, Brookfield refinanced One World Financial Center with a $300 million, three-year first mortgage credit facility provided by Deutsche Bank Securities which is recourse to Brookfield Properties Corporation. An additional $102 million of financing was obtained by Brookfield upon closing. The previous $402 million mortgage carried an interest rate of 7.51% and a maturity of November 2003. The new floating rate financing is set at LIBOR plus 2%, which translates to an initial coupon of approximately 3.34% based on current rates. One World Financial Center, a 40-story, 1.6 million square foot tower, is fully leased.

In April 2003, the Corporation proposed a merger with BPO Properties Ltd. extending an offer to acquire the balance of outstanding common shares of BPO Properties not owned by Brookfield. The Corporation recently acquired 574,500 shares of BPO Properties in a private transaction with an institutional investor, bringing its equity interest in BPO Properties to 89%. The offer to BPO Properties' shareholders at a price of C$27 for each common share will be payable in a combination of cash and common shares of Brookfield. In addition to regulatory approval, completion of the merger transaction is subject to the approval of each class of shareholders of BPO Properties voting together as one class. The Board of Directors of BPO Properties has established a committee of independent directors to review the merger proposal. Subsequent to the approval of the offer, it is expected that BPO Properties will cease trading on the TSX.

                             BUSINESS OF BROOKFIELD

Brookfield owns, develops and manages premier North American office properties. In the commercial property business, Brookfield's portfolio spans 50 properties and development sites, primarily office, totaling 46 million square feet of rentable area in which Brookfield has a net effective ownership interest in 34 million square feet.

Brookfield's goal is to earn a 20% total return on equity with moderate risk of capital.

Brookfield employs approximately 1,300 people throughout the organization. Unless otherwise indicated, the information appearing below is stated as at, or in respect of the year ended December 31, 2002. The following describes each of these businesses and Brookfield's investment strategy for each business.

Total assets were $8.3 billion at December 31, 2002, or $7.5 billion on a pro forma basis, when the assets of Brookfield Homes are excluded. Total book value of assets remain consistent with 2001 as a result of the acquisition of 1.2 million square feet at Three World Financial Center and the additional costs realized on the construction of the 300 Madison Avenue office tower in Midtown Manhattan, offset by the sale of partial interests in two commercial properties and the disposition of the balance of the Corporation's retail portfolio in Canada. The book value of the Corporation's assets, segmented by areas of operation, is as follows:


                           PRO FORMA*
                           BOOK VALUE                   BOOK VALUE
                           ----------     -------------------------------------
MILLIONS                      2002         2002     2001       2002      2001
--------                   ----------     ------   ------     ------    ------
OPERATING ASSETS
Commercial properties        $5,661       $5,661   $5,802        86%       91%
Development properties          944          944      575        14%        9%
                             ------       ------   ------       ---       ---
                              6,605        6,605    6,377       100%      100%
OTHER ASSETS
Receivables and others          726          726      757
Future income tax assets         43           43       90
Cash and cash equivalents        76           76      195
Assets of Brookfield Homes       --          879      872
                             ------       ------   ------
                             $7,450       $8,329   $8,291
                             ======       ======   ======

*    Reflects distribution of Brookfield Homes completed on January 6, 2003.

COMMERCIAL PROPERTY PORTFOLIO

The commercial property portfolio is focused in six North American cities, with New York, Toronto and Boston accounting for 80% of the portfolio on a net asset value basis.

ASSET PROFILE

The consolidated carrying book value of Brookfield's interest in 34.3 million square feet of rentable area is approximately $215 per square foot, significantly less than the estimated replacement cost of these assets. Brookfield's core properties average 1.4 million square feet in size.

The following table provides a summary of Brookfield's commercial property portfolio by city:


                                    LEASEABLE       BROOKFIELD        2002          2001
                                      AREA        OWNED INTEREST   BOOK VALUE    BOOK VALUE
REGION                             000'S SQ.FT.    000'S SQ.FT.     MILLIONS      MILLIONS
------                             ------------   --------------   ----------    ----------
New York, New York                    10,113          9,230       $    3,295     $    3,255
Toronto, Ontario                       6,883          4,849              778            737
Boston, Massachusetts                  2,163          1,103              332            333
Denver, Colorado                       3,017          2,811              354            357
Calgary, Alberta                       7,570          3,503              380            520
Minneapolis, Minnesota                 3,008          3,008              393            391
Other                                  1,515          1,515              129            209
                                      ------         ------       ----------     ----------
Total*                                34,269         26,019       $    5,661     $    5,802
                                      ======         ======       ==========     ==========

*    Excludes developments.

A total of approximately 270,000 square feet of vacant space was leased in 2002 and 2001, contributing $5 million to net operating income during 2002. Contributions to growth from vacancy lease up were larger in 2001 because of vacancies leased in properties acquired in 2000. Brookfield's total portfolio occupancy rate at December 31, 2002 declined from 97.3% to 95.5%, primarily due to vacancy increases in New York, Boston, Denver and Minneapolis. A summary of current and historical occupancy levels is as follows:


                                            DEC. 31, 2002                DEC. 31, 2001                 DEC. 31, 2000
                                   ---------------------------    -------------------------     -------------------------
                                      TOTAL               %         TOTAL              %          TOTAL               %
THOUSANDS OF SQUARE FEET           SQUARE FEET          LEASED    SQUARE FEET        LEASED     SQUARE FEET        LEASED
------------------------           -----------          ------    -----------        ------     -----------        ------
New York, New York                    10,113             97.6%      10,113             99.6%       9,846             99.6%
Toronto, Ontario                       6,883             96.3%       6,866             96.7%       7,099             98.5%
Boston, Massachusetts                  2,163             97.4%       2,163             98.7%       2,163             99.9%
Denver, Colorado                       3,017             90.1%       3,014             95.5%       3,156             94.5%
Calgary, Alberta                       7,570             97.1%       6,330             95.8%       6,471             93.5%
Minneapolis, Minnesota                 3,008             84.5%       3,008             94.5%       3,008             95.5%
Other                                  1,515             97.1%       3,171             93.5%       5,157             95.0%
                                      ------             ----       ------             ----       ------             ----
Total                                 34,269             95.5%      34,665             97.3%      36,900             97.0%
                                      ======             ====       ======             ====       ======             ====


During the year, higher rental rates on the re-leasing of space in the portfolio contributed $8 million of increased cashflow over 2001. At December 31, 2002, average in-place net rents throughout the portfolio remained at $21 per square foot compared with $21 per square foot at December 31, 2001 and $19 per square foot at December 31, 2000. Despite challenging leasing environments in Brookfield's major markets, the Corporation was able to maintain its average in-place net rental rate, largely a result of re-leasing initiatives which were completed at an average rental uplift of $3 per square foot on space leased in 2001 and significant re-leasing initiatives in 2002 at equivalent rental rates. 2002 average market rents declined by $4 per square foot due to combined pressure from sub-lease space and decreased tenant demand, primarily in Denver, New York and Boston. However, given the low expiry rate of leases in the next two years, this decrease in rental rates will not have a substantial immediate impact on net operating income in the short term.

The following table shows the average in-place rents and estimated current market rents for similar space in each of the Corporation's markets:


                                                     GROSS                  AVERAGE IN-PLACE   AVERAGE MARKET
                                                    LEASABLE     AVERAGE       NET RENT          NET RENT
                                                      AREA      LEASE TERM   DEC. 31, 2002     DEC. 31, 2002
                                                  000'S SQ.FT.    YEARS        PER SQ.FT.       PER SQ.FT.
                                                  ------------    -----        ----------       ----------
New York, New York
         Midtown                                      1,693           14       $       36       $       55
         Downtown                                     8,420           11               32               34
Toronto, Ontario                                      6,883            7               18               21
Boston, Massachusetts                                 2,163            5               30               40
Denver, Colorado                                      3,017            5               14               15
Calgary, Alberta                                      7,570           10               11               15
Minneapolis, Minnesota                                3,008            5               11               11
Other                                                 1,515            9                9               14
                                                     ------       ------       ----------       ----------
Total*                                               34,269           10       $       21       $       25
                                                     ======       ======       ==========       ==========

*    Excludes developments.

TENANT RELATIONSHIPS

An important characteristic of Brookfield's portfolio is the strong credit quality of its tenants. Special attention is directed at credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The following list shows the largest tenants by leasable area in Brookfield's portfolio and their respective lease commitments:


                                             PRIMARY                   YEAR OF        000'S         % OF      CREDIT
TENANT                                       LOCATION                  EXPIRY(1)    SQ.FT.(2)     SQ.FT.(2)  RATING(3)
------                                       --------                  ---------    ---------     ---------  ---------
Merrill Lynch & Company                      New York/Toronto            2013         4,363          12.7%         A+
CIBC/CIBC World Markets                      New York/Toronto/Calgary    2027         2,146           6.3%         A+
RBC Financial Group                          Five markets               Various       1,057           3.1%        AA-
Petro-Canada                                 Calgary                     2013           851           2.5%        BBB
J.P. Morgan Chase                            New York                    2022           802           2.3%         A+
Lehman Brothers                              New York                    2019           717           2.1%         A+
Imperial Oil                                 Calgary                     2011           565           1.6%        AAA
Conoco Canada Resources                      Calgary                     2009           528           1.5%         A-
Target Corporation (Dayton HudsonCorp.)      Minneapolis                 2013           465           1.4%         A+
Talisman Energy                              Calgary                     2015           406           1.2%       BBB+
Canadian Pacific Railway Co.                 Calgary                     2006           399           1.2%         A-
Goldman Sachs                                New York                    2012           362           1.1%         A+
Bell West/Bell Canada                        Calgary/Toronto             2009           337           1.0%          A
Teachers Insurance Annuity Assoc.            Denver                      2008           323           0.9%        AAA
Dow Jones & Company                          New York                    2005           323           0.9%         A+
TD Canada Trust                              Toronto/Calgary             2005           278           0.8%         A+
Canadian Natural Resources                   Calgary                     2011           257           0.7%       BBB+
Anadarko Canada Corporation                  Calgary                     2011           246           0.7%       Baa1
Bank of Nova Scotia                          New York                    2014           230           0.7%         A+
Sovereign Bank/Fleet National Bank           Boston                      2008           213           0.6%         A+
EnCana Corporation                           Calgary                     2013           212           0.6%         A-
Zurich Insurance                             New York                    2017           208           0.6%         A+
Other investment grade                       Various                    Various       3,471          10.2%   BBB- or Higher
                                             -------                    -------      ------          ----    --------------
                                                                                     18,759          54.7%
UNRATED
Goodwin Procter                              Boston                      2006           360           1.1%         --
Cleary, Gottlieb, Steen & Hamilton           New York                    2011           383           1.1%         --
Wellington Management                        Boston                      2011           330           1.0%         --
National Assoc. of Securities Dealers        New York                    2021           277           0.8%         --
Major League Baseball                        New York                    2012           109           0.3%         --
                                             -------                    -------      ------          ----    --------------
                                                                                     20,218          59.0%         --
                                             =======                    =======      ======          ====    ==============

(1)  Weighted average based on square feet.

(2)  Prior to considering partnership interests in partially-owned properties.

(3)  From Standard and Poor's or Moody's.

Brookfield's strategy is to sign long-term leases in order to mitigate risk and reduce overall retenanting costs in the portfolio. The Corporation typically commences discussions with tenants regarding their space requirements well in advance of the contractual expiration, and while each market is different, the majority of the Corporation's leases, when signed, extend between 10 to 20 year terms. As a result, approximately 5% of Brookfield's leases mature annually. New York and Boston are exceptions, where most of the 2002 to 2005 maturities were forward-leased in 2000 and 2001. As a result, there are minimal scheduled maturities of space during this period. Following is the breakdown of lease maturities by market with associated in-place rental rates:


                             TOTAL PORTFOLIO           NEW YORK/BOSTON        TORONTO/CALGARY/VANCOUVER  DENVER/MINNEAPOLIS/OTHER
                        -------------------------  -------------------------- -------------------------  ------------------------
                                            NET                       NET                        NET                       NET
                        000'S             RATE /   000'S             RATE /   000'S             RATE /    000'S           RATE /
YEAR OF EXPIRY          SQ.FT.      %    SQ.FT.-$  SQ.FT.       %    SQ.FT.-$ SQ.FT.      %    SQ.FT.-$   SQ.FT.    %    SQ.FT.-$
--------------          ------     ----  --------  ------     -----  -------- ------    -----  --------   ------   ----  --------
Currently Available     1,365      4.5%              285       2.3%              412     2.9%              668     8.9%
2003                    1,057      3.6%    $ 14       61       0.5%    $ 32      274     1.9%    $ 13      722     9.6%    $ 12
2004                    1,070      3.5%      17      253       2.1%      32      372     2.6%      12      445     5.9%      12
2005                    2,646      8.7%      24      786       6.4%      41    1,344     9.3%      17      516     6.8%      16
2006                    2,508      8.2%      16      818       6.7%      25      829     5.7%       9      861    11.4%      13
2007                    1,043      3.5%      16      112       0.9%      35      518     3.6%      14      413     5.5%      14
2008                    1,767      5.7%      20      619       5.0%      31      583     4.0%      13      565     7.5%      16
2009                      758      2.5%      17       93       0.8%      33      426     2.9%      16      239     3.2%      15
2010 & beyond          22,055     59.8%      21    9,249      75.3%      32    9,695    67.1%      14    3,111    41.2%      12
                       ------      ---     ----   ------       ---     ----   ------     ---     ----    -----     ---     ----
                       34,269      100%    $ 21   12,276       100%    $ 32   14,453     100%    $ 14    7,540     100%    $ 12
                       ======      ===     ====   ======       ===     ====   ======     ===     ====    =====     ===     ====
Weighted average market net rent           $ 25                        $ 38                      $ 18                      $ 13
                       ======      ===     ====   ======       ===     ====   ======     ===     ====    =====     ===     ====


TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES

On the majority of leases signed, Brookfield provides tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant improvement costs are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. Expenditures for tenant improvements in 2002 were $49 million, compared with the $50 million expended in 2001 and $97 million in 2000 due to fewer leases expiring or being renegotiated in advance of their contractual maturity.

On an annual basis, one to two million square feet of leases expire with an average cost to replace these tenancies approximating $15 to $20 per square foot, with each region of operation varying in actual cost per foot. The average expenditure on tenant inducements over the last three years was $19 per square foot, reflecting the higher cost associated with New York leasing, where the majority of leasing during that period occurred. Tenant installation costs are summarized as follows:


MILLIONS                                        2002   2001    2000
--------                                        ----   ----    ----
COMMERCIAL PROPERTY TENANT IMPROVEMENTS
Leasing commissions                             $  9   $ 15    $ 28
Tenant improvements-first generation space         2     --      --
Tenant improvements-second generation space       38     35      69
                                                ----   ----    ----
                                                $ 49   $ 50    $ 97
                                                ====   ====    ====


Brookfield also invests in ongoing maintenance and capital improvement projects to sustain the high-quality of the infrastructure and tenant service amenities in its properties. Due to the relatively recent construction or major renovation of Brookfield's core properties as well as high-quality construction standards, recurring capital maintenance expenditures are lower than industry norms. Capital maintenance expenditures totaled $16 million in 2002, an increase of $2 million over 2001 due to re-glazing programs in two properties in Calgary. These expenditures exclude repairs and maintenance costs which are recovered through contractual tenant cost recovery payments. It is expected that annualized non-revenue enhancing capital expenditures will remain approximately $6 to $10 million annually.

Revenue-enhancing capital expenditures, representing betterments to an asset or those that will reconfigure space to increase rentable area or increase current rental rates, as well as non-revenue enhancing expenditures, or those required to maintain the service life of an asset, are summarized as follows:


MILLIONS                      2002       2001       2000
                             --------  --------  --------
CAPITAL EXPENDITURES
Revenue enhancing            $     10  $      8  $      9
Non-revenue enhancing               6         6         3
                             --------  --------  --------
                             $     16  $     14  $     12
                             ========  ========  ========


PRIMARY MARKETS

The following is a brief overview of the commercial property markets in which Brookfield operates:

MANHATTAN, NEW YORK

The New York market contains the largest area of office space in North America. The greater New York area has approximately 390 million square feet of office space with Manhattan containing approximately two-thirds of this space. Manhattan in turn is broken into three sub-markets: Midtown with 230 million square feet; Midtown south with 65 million square feet; and Lower Manhattan with 93 million square feet. Brookfield's 245 Park Avenue and 300 Madison Avenue properties are located in Midtown, the Corporation's Penn Station development property is centrally located within the designated West Side redevelopment area in Midtown, and the World Financial Center properties and One Liberty Plaza are located in Lower Manhattan.

The Midtown overall vacancy rate (including sublease space) at December 31, 2002 was 11.1%, up 2.9% from December 31, 2001. Class A overall vacancy was 10.1% compared with 7.6% at the end of 2001. The Midtown market has a low vacancy relative to most national markets; however the presence of substantial blocks of "shadow" space brings uncertainty to the market. Notwithstanding the softening Midtown leasing market fundamentals, building sale prices have continued to exceed expectations. Absorption for 2002 was negative 6.7 million square feet, of which Class A sublease space accounted for 45% of the total, compared with positive 1.2 million square feet in 2001.

The Lower Manhattan commercial office market, the third largest business district in the United States, consists of 93 million square feet of Class A, B and C space after taking into account the events of September 11, 2001 which eliminated approximately 13 million square feet of space in Lower Manhattan. The Lower Manhattan overall vacancy rate at December 31, 2002 was 13.2%, up from December 31, 2001 of 9.5%. Brookfield's Lower Manhattan portfolio is currently 97% leased to high-quality tenants with lease terms that average 11 years, and virtually no leases roll over until 2005.

In Lower Manhattan, overall absorption was negative four million square feet in 2002 compared to negative 4.5 million square feet in 2001. While 2002 was a difficult year for the Lower Manhattan market, the outlook is encouraging. Overall vacancy has remained relatively flat for the last quarter of 2002 and first quarter of 2003. Leasing activity in this market has picked up slightly, due in part to government incentives being offered to companies that renew within, or relocate to Lower Manhattan, as well as in part to ongoing Lower Manhattan redevelopment efforts. Excavation efforts of the World Trade Center site were completed in the spring of 2002, all subway lines were restored in the fall of 2002, and all streets were restored (Vesey and Liberty Streets for pedestrian traffic only). With a plan chosen for the redevelopment of the World Trade Center Site, a transportation plan announced, a memorial plan to be announced in the fall of 2003, and the support of the Mayor and Governor, the long-term fundamentals of the Lower Manhattan area should improve.

TORONTO, ONTARIO

Brookfield's principal Toronto office properties are located in the financial core and are connected to other major downtown office buildings, the Toronto subway system and other amenities. Toronto is Canada's largest office market and the financial core has a total office space inventory of over 33 million square feet. The overall office vacancy at year end 2002 was 11.1% for all classes, an increase of 4.8% over 2001. However, the Class AAA sector, in which most of Brookfield's assets compete, had a vacancy rate of 5.8% at December 31, 2002 versus a vacancy rate of 3.2% at December 31, 2001. Supply of new projects has remained low and space available has declined from mid-2002 which should contribute to stabilizing the vacancy rate. In the near term, rental rates will remain under pressure until demand increases; however, any significant consolidation in the financial services sector may negatively impact this outlook.

BOSTON, MASSACHUSETTS

The Boston downtown office market consists of 49 million square feet in nine sub-markets. The central business district ("CBD") sub-market, where Brookfield's 53 and 75 State Street properties are located, is the largest with 33 million square feet. The overall vacancy rate in Boston's financial district was 10.1% at year end 2002 compared with 7.8% at year end 2001. The Class A segment of the market ended the year with a 9.4% vacancy compared to 7.1% the year before. Class A rental rates have decreased due to pressure from the sublease market and corporate downsizing. As a result, there is a resurgence of landlord concessions including free rent, assumptions of existing leases and increased tenant allowances.

Despite the increase in vacancy rates, the long-term fundamentals of the Boston market remain positive. The central business district market continues to be supply-constrained due to the small number of developable sites and a difficult entitlement process.

DENVER, COLORADO

The CBD office market in Denver has an inventory of approximately 23 million square feet. The telecommunications and high-tech industries continue to negatively impact job growth and office demand, and it is apparent that this fallout has also affected industries that service these sectors. As a result, the overall metro area vacancy rate in Denver is at the highest it has been in a decade. The overall vacancy rate in CBD increased to 20.1% at year end 2002, compared with 15.8% at year end 2001. For 2002, the Denver area saw a decline in total employment of 2.3%.

As a result of increased vacancy, average rental rates have continued to fall in all classes since the end of 2001. This has resulted in large concession packages to be considered the norm including tenant allowances in downtown submarkets and tenant improvement on a turn-key basis.

CALGARY, ALBERTA

The downtown Calgary market is largely still driven by the oil and natural gas industries; however, the economy is diversifying, with Calgary boasting the second highest number of head offices in Canada, outranked only by Toronto.

Brookfield's office properties, located centrally in downtown Calgary account for over 6.5 million square feet of a total downtown office market inventory of over 31 million square feet.

Continued space rationalization following 2001's record M&A activity in the energy industry resulted in an increase of over 500,000 square feet in sublease availability during the fourth quarter and resulted in overall negative absorption of 1,124,840 square feet for 2002. Concerns over the potential implications of implementation of the newly ratified Kyoto Accord has led to a cautious approach by much of the oil and gas sector, as it relates to new capital spending.

Vacancy in the Class AA and A totaled 11.7% at year end, an increase of 3.4% over the previous year. Inventory increased slightly during the first quarter of 2003 and total vacancy in the downtown core across all classes stands at 13.8%.

MINNEAPOLIS, MINNESOTA

Minneapolis is a diverse market distinguished by its large population of company head offices, including 3M and Target. Brookfield's properties, totaling over three million square feet, are well-positioned at the center of the financial and retail district in downtown Minneapolis and are all connected to the city's above-ground, enclosed walkway system and its pedestrian malls.

The Minneapolis CBD office market has a total inventory of 25 million square feet and has direct office space availability of 16.7%, up from 11.9% at December 31, 2001. The increase in vacancy rates is a result of increased sublease space on the market, consolidations, downsizing and lack of demand and an additional 20% inventory to the market. Unemployment levels remain a reason for optimism; for 2002 unemployment was at 3.9%, less than the 6.0% national rate.

DEVELOPMENT PROPERTIES

Development properties consist of both commercial property development sites, density rights and related infrastructure, as well as residential land and infrastructure in the Corporation's land development business and sold to builders for residential resale. The total book value of this development land and infrastructure was $944 million at December 31, 2002, an addition of $369 million over $575 million in 2001 and an increase of $575 million over $369 million in 2000. The majority of the increase in development properties is due to the acquisition of a 51% interest in Three World Financial Center in Lower Manhattan for $158 million in September 2002 and $197 million in additional expenditures related to the construction costs for the Corporation's 300 Madison Avenue project in Midtown Manhattan, expected to be completed in the fall of 2003. The aggregate book value of Brookfield's residential land under development is $224 million. The details of the development property portfolio are as follows:


                                            BUILDABLE
MILLIONS                                      SQ.FT.           2002          2001            CHANGE
--------                                    ---------     ----------     ------------     -----------
COMMERCIAL DEVELOPMENTS
AND INFRASTRUCTURE
300 Madison Avenue                           1,200,000     $      437     $        240     $       197
Three World Financial Center                 1,200,000            170               --             170
Bay-Adelaide Centre                          1,800,000             72               68               4
Hudson's Bay Centre                          1,092,000             20               14               6
Other
         Penn Station                        2,500,000
         BCE Place III                         800,000
         Republic Plaza                        400,000
                                             ---------     ----------     ------------     -----------
                                             3,700,000             21               22              (1)
                                             ---------     ----------     ------------     -----------
                                             8,992,000*           720              344             376
RESIDENTIAL DEVELOPMENT LAND
AND INFRASTRUCTURE                                                224              231              (7)
                                             ---------     ----------     ------------     -----------
                                                           $      944     $        575     $       369
                                             =========     ==========     ============     ===========


* Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York.

In September 2002, Brookfield acquired 1.2 million square feet of space in the
2.1 million square foot Three World Financial Center tower which is home to the world headquarters of co-owner American Express. Brookfield has exclusive rights to lease 1.2 million square feet of space and is not entitled to rents attributable to the space occupied by American Express. Three World Financial Center was acquired with all repairs completed to damage sustained as a result of the collapse of the World Trade Center. However, substantial construction remains to be completed prior to occupancy and will not proceed until a lead tenant can be secured. As such, this property has been classified as a property under development, and all direct costs of the tower, including interest costs and property taxes, will be capitalized to the asset.

During 2001, Brookfield commenced construction of the approximately 1.2 million square foot, 35-story 300 Madison Avenue office tower in Midtown Manhattan following the leasing of the entire project to CIBC for a 30-year term. Ground breaking on the site, which is located between 41st and 42nd Streets at Madison Avenue, took place in the spring of 2001, with substantial completion currently expected in the fall of 2003. During 2002, an additional $197 million of costs were incurred in connection with the construction of the project and was funded through a loan secured by the project, thereby minimizing Brookfield's equity investment. CIBC has an option to acquire a 49% interest in this project for cost for two years following the substantial completion of the project.

In February 2001, Brookfield acquired a 50% interest in the Bay-Adelaide Centre office and residential development project, located at the corner of Bay and Adelaide Streets in downtown Toronto, for an initial investment of $40 million. Brookfield subsequently acquired two small buildings adjacent to the site fronting Bay Street to further enhance the value of the project.

In addition to 300 Madison Avenue and Three World Financial Center in New York, as well as the Bay-Adelaide Centre in Toronto, Brookfield has additional commercial development sites which provide internal growth opportunities. The status of each development project is as follows:


                              LOCATION                                   DENSITY        STATUS
                              --------                                   -------        ------
NEW YORK
300 Madison Avenue            42nd Street at Madison Avenue              1,200,000      -  Under construction; expected
                                                                                           delivery in Fall 2003

Three World Financial         200 Vesey Street at West Street            1,200,000      -  Under redevelopment
Center

Penn Station                  West 31st Street at 9th Avenue             2,500,000      -  Potentially being zoned for 2.5
                                                                                           million square feet of office
TORONTO
Bay-Adelaide Centre           Bay and Adelaide Streets                   1,000,000      -  Office tower planning
                                                                           800,000      -  Sale or joint venture for
                                                                                           residential project

BCE Place III                 Third tower of current BCE Place project     800,000      -  Planning

Hudson's Bay Centre           Yonge and Bloor Streets                    1,092,000      -  Office and retail projects under
                                                                                           redevelopment
DENVER
Republic Plaza                Downtown Denver                              400,000      -  Planning
                                                                         ---------
                                                                         8,992,000 *
                                                                         =========

* Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York.

SERVICE BUSINESSES

Brookfield's service businesses operate with the goal of enhancing value and returns in the core commercial property business. Brookfield provides management services in over 130 million square feet of rental space in markets across North America through its partnership with Johnson Controls in Brookfield LePage Johnson Controls (BLJC), a leading integrated facilitates management business. This scale enables the Corporation to leverage the strong tenant base culture to create superior service offerings for tenants.

CHALLENGES AND RISKS

In evaluating the Corporation and its businesses, the following challenges and risk factors should be considered in addition to the other information outlined in the AIF.

REAL ESTATE INDUSTRY

Real estate investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to tenants, competition from others with available space and the ability of the owner to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made regardless of whether or not a property is producing sufficient income to service these expenses. Brookfield's properties are subject to mortgages, which require significant debt service payments. If Brookfield were unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee's exercise of its rights of foreclosure or of sale.

Real estate is relatively illiquid. Such illiquidity will tend to limit Brookfield's ability to vary its portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which Brookfield operates in times of illiquidity.

FINANCING

Upon the expiry of the term of the financing on any particular property owned by Brookfield, refinancing on a conventional mortgage loan basis may not be available in the amounts required or may be available only on terms less favorable to Brookfield than the existing financing. This will be dependent upon the economic circumstances prevailing at such time. To mitigate the risks of refinancing, Brookfield has reduced loan to value ratios, fixed interest rates, increased cashflow coverages and extended the term of most of its loans. Despite this, Brookfield relies on lenders to refinance long-term property mortgages as they come due. Also, a credit disruption in the capital markets could have an adverse impact on Brookfield's ability to implement its current leasing plans. Brookfield currently has $615 million of debt with variable interest rates, therefore operating performance would be negatively affected if interest rates increase.

COMMERCIAL PROPERTIES

Brookfield's income-producing properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any subsequent lease may be less favorable to Brookfield than the existing lease. Brookfield could be adversely affected, in particular, if any major tenant ceases to be a tenant and cannot be replaced on similar or better terms.

Brookfield is dependent on leasing markets to ensure vacant commercial space is leased, expiring leases are renewed and new tenants are found to fill vacancies. While it is not expected that markets will significantly change in the near future, a disruption in the economy could have a significant impact on how much space tenants will lease and the rental rates paid by tenants. This would affect the income produced by Brookfield's commercial property group as a result of downward pressure on net effective rents.

ENVIRONMENTAL MATTERS

As an owner and manager of real property, Brookfield is subject to various United States and Canadian federal, provincial, state and municipal laws relating to environmental matters. These laws could hold Brookfield liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in its properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could adversely affect Brookfield's ability to sell its real estate or to borrow using real estate as collateral, and could potentially also result in claims or other proceedings against Brookfield. Brookfield is not aware of any material non-compliance with environmental laws at any of its properties. Brookfield is also not aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of its properties or any material pending or threatened claims relating to environmental conditions at its properties. Brookfield has formal policies and procedures to review and monitor environmental exposure. Brookfield has made and will continue to make the necessary capital expenditures for compliance with environmental laws and regulations. Environmental laws and regulations can change rapidly and Brookfield may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have a material adverse effect on its business, financial condition or results of operation.

FOREIGN EXCHANGE FLUCTUATIONS

While 20% of Brookfield's assets and revenues originate in Canada, Brookfield has substantially matched its Canadian assets with Canadian liabilities. As a result, Brookfield is generally not materially impacted by the movement in the Canadian to US dollar exchange rate.

GROUND LEASE RISKS

Six of Brookfield's major properties are subject to long-term ground leases and similar arrangements in which the underlying land is owned by a third party and leased to Brookfield and any co-venturers or partners. Under the terms of a typical ground lease, Brookfield and any co-venturers or partners pay rent for the use of the land and are generally responsible for all costs and expenses associated with the building and improvements. Unless the lease term is extended, the land together with all improvements made will revert to the owner of the land upon the expiration of the lease term. Four properties in New York, in which Brookfield has an ownership interest through Brookfield Financial Properties, are subject to land leases held by the Battery Park City Authority in New York. These four ground leases expire in 2069. If possible, Brookfield will attempt to purchase these leases as they become available, but cannot be assured of this. The fifth major ground lease is on the land under the Bay Wellington Tower in BCE Place in Toronto which expires in 2085. The Corporation holds the right of first purchase to acquire this ground lease. The sixth ground lease is on the land under 53 State Street in Boston in which Brookfield has an ownership interest through Brookfield Financial Properties. This ground lease expires in 2039. The Corporation has a purchase option to acquire this ground lease exercisable in 2029. An event of default by Brookfield under the terms of a ground lease could also result in a loss of the property subject to such ground lease should the default not be rectified in a reasonable period of time.

COMPETITION
Each segment of the real estate business is competitive. Numerous other developers, managers and owners of office properties compete with Brookfield in seeking tenants, management revenues and prospective purchasers. Although it is Brookfield's strategy to own premier office properties in each market in which it operates, some of the office properties of Brookfield's competitors may be newer, better located or better capitalized. The existence of competing developers, managers and owners for Brookfield's tenants could have a material adverse effect on Brookfield's ability to lease space in its properties and on the rents charged or concessions granted. This could adversely affect Brookfield's revenues and its ability to meet its obligations.

INSURANCE COVERING ACTS OF TERRORISM

Brookfield has insurance covering certain acts of terrorism for up to $300 million of damage and business interruption costs. In addition, Brookfield has obtained $500 million of terrorism insurance under the Terrorism Risk Insurance Act of 2002. This policy covers only U.S. properties for losses arising out of acts of terrorism that are covered by the Act. Brookfield continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the Corporation. Brookfield believes it is in compliance with all of its loan covenants, despite not being able to acquire terrorism coverage for the full replacement cost of the Corporation's properties.

GENERAL UNINSURED LOSSES

Brookfield carries comprehensive general liability, fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. Brookfield also self insures a portion of certain of these risks. There are, however, certain types of risks (generally of a catastrophic nature such as war or environmental contamination) which are either uninsurable or not economically insurable. Brookfield currently has insurance for earthquake risks, subject to certain policy limits, deductibles and self insurance arrangements, and will continue to carry such insurance if it is economical to do so. Should an uninsured or underinsured loss occur, Brookfield could lose its investment in, and anticipated profits and cashflows from, one or more of its properties, and Brookfield would continue to be obligated to repay any recourse mortgage indebtedness on such properties, although at December 31, 2002, minimal recourse mortgage debt existed. Additionally, although Brookfield generally obtains owner's title insurance policies for its U.S. properties, the amount of coverage under these policies may be less than the full value of the properties. If a loss occurs resulting from a title defect with respect to a property where there is no title insurance or the loss is in excess of insured limits, Brookfield could lose all or part of its investment in, and anticipated profits and cashflows from, such a property.

TENANT DEFAULTS

At any time a tenant of any of Brookfield's properties may seek the protection of bankruptcy, insolvency or similar laws, which could result in the rejection and termination of the tenant's lease and thereby cause a reduction in the cashflow available to Brookfield. Although Brookfield has not experienced material losses from tenant bankruptcies, no assurance can be given that tenants will not file for bankruptcy or similar protection in the future or, if any tenants do file for protection, that they will affirm their leases and continue to make rental payments in a timely manner. In addition, a tenant from time to time may experience a downturn in its business which may cause the loss of the tenant or may weaken its financial condition and result in the failure to make rental payments when due or, for retail tenants, a reduction in percentage rent payable. Merrill Lynch, which is rated Aa3 by Moody's and A+ by Standard & Poor's, is a major tenant of Brookfield and occupies approximately 13% of the effective square feet owned by Brookfield. If Merrill Lynch were not in a position to make rental payments, this could have an adverse effect on the profits and cashflow of Brookfield's operations.

IMPACT OF SEPTEMBER 11, 2001

On September 11, 2001, Brookfield owned eight million square feet of space in four office towers surrounding the World Trade Center site - One Liberty Plaza and One, Two and Four World Financial Center. The physical damage sustained by these properties was mainly cosmetic as a result of the attack on and subsequent collapse of the World Trade Center and consisted primarily of replacement of broken windows and some repair to the granite facade on the World Financial Center. While there was no structural damage to these four office towers, the glass-enclosed Winter Garden atrium at the center of the World Financial Center suffered more significant damage from falling debris than other areas of the complex. This component of the World Financial Center was fully restored and re-opened in September 2002.

To date, approximately $187 million has been received for property and business interruption claims relating to One Liberty Plaza, One World Financial Center, the Winter Garden and common areas of the World Financial Center. Two and Four World Financial Center are covered by insurance in place under the tenant triple-net leases with Merrill Lynch. Brookfield's insurance claim adjustment process is ongoing due to the complexity of the issues involved. However, Brookfield anticipates recovery of all material amounts relating to the restoration and business interruption costs of its properties.

To date, there have been no material lease cancellations in the New York office portfolio as a result of September 11, 2001. Brookfield conducted a full review of all its leases with various outside legal experts and concluded that it has complied with all conditions necessary to maintain its leases in good standing.

                             STOCK EXCHANGE LISTINGS

The common shares of Brookfield are listed on the New York and Toronto Stock Exchanges under the symbol "BPO."

                          DIVIDENDS AND DIVIDEND POLICY

The declaration and payment of dividends on Brookfield's common shares are at the discretion of the Board of Directors, which supports a stable and consistent dividend policy. In early 2001, Brookfield changed its policy to declare dividends in US dollars and to remit payment to shareholders in accordance with the country of the registered address of shareholders. Shareholders with registered addresses in Canada will receive payment in Canadian dollars (based on the exchange rate on the record date) unless they elect otherwise. On July 25, 2001, the Board of Directors announced a 50% increase in the Corporation's common share dividend and introduced quarterly payments rather than the previous semi-annual dividend. It is the intention of the Corporation to continue to review the pay-out of dividends quarterly on March 31, June 30, September 30 and December 31 of each year and to increase the amount in accordance with increases in reported cashflow.

On April 25, 2003, Brookfield's Board of Directors declared a quarterly dividend payment of US$0.10 per share on the issued and outstanding common shares of the Corporation, to be paid on June 30, 2003 to shareholders of record at the close of business on June 1, 2003.

Brookfield continues to pay dividends on its Class A preferred shares semi-annually and dividends on the Class AA and Class AAA preferred shares quarterly. A complete record of dividends paid on all classes of shares for the past five years is presented on page 2.

                             DIRECTORS AND OFFICERS

Directors of the Corporation hold office until the next annual shareholders' meeting or until their successors are elected or appointed. The name, municipality of residence and principal occupations of the directors and officers of Brookfield are provided below:


NAME AND MUNICIPALITY         OFFICE HELD AND YEAR
OF RESIDENCE                  FIRST ELECTED A DIRECTOR                    PRINCIPAL OCCUPATION
------------                  ------------------------                    --------------------
GORDON E. ARNELL              Director (since 1989) and Chairman          Executive of the Corporation
New York, New York

DAVID D. ARTHUR               Director and President and Chief Executive  Executive of the Corporation
Toronto, Ontario              Officer, Canadian Commercial Operations

WILLIAM T. CAHILL(1)          Director (since 2000)                       Deputy Director, Risk Management,
Ridgefield, Connecticut                                                   Citibank Community Development
                                                                          (an operating subsidiary of Citibank N.A., a real
                                                                          estate and debt equity transactions company)

RICHARD B. CLARK              Director and President and Chief Executive  Executive of the Corporation
New York, New York            Officer

JACK L. COCKWELL(2)           Director (since 1998)                       Co-Chairman, Brascan Corporation
Toronto, Ontario                                                          (property, financial and power company)

J. BRUCE FLATT                Director (since 2000)                       President and CEO, Brascan Corporation
Toronto, Ontario                                                          (property, financial and power company)

LANCE LIEBMAN(2)(3)           Director (since 2003)                       Professor of Law, Columbia Law School
New York, New York

NAME AND MUNICIPALITY         OFFICE HELD AND YEAR
OF RESIDENCE                  FIRST ELECTED A DIRECTOR                    PRINCIPAL OCCUPATION
------------                  ------------------------                    --------------------
JOHN R. MCCAIG, O.C.(2)(3)    Director (since 1995)                       Chairman, Trimac Corporation
Calgary, Alberta                                                          (diversified company)

PAUL D. MCFARLANE(1)          Director (since 1998)                       Retired
Mississauga, Ontario

ALLAN S. OLSON(1)(3)          Director (since 1995)                       President and CEO, First Industries Corporation
Edmonton, Alberta                                                         (investment and management company)

SAM POLLOCK, O.C.(1)(2)(3)    Lead Director (since 1978)                  Corporate Director
Toronto, Ontario

JOHN E. ZUCCOTTI              Director (since 1998) and Co-Chairman       Chairman, Brookfield Financial Properties
New York, New York                                                        (commercial property company)

STEVEN J. DOUGLAS             Executive Vice President, Chief Financial   Executive of the Corporation
Mississauga, Ontario          Officer

DENNIS H. FRIEDRICH           Executive Vice President, Chief Operating   Executive of the Corporation
New York, New York            Officer, U.S. Commercial Operations

KATHLEEN G. KANE              Senior Vice President and General Counsel   Executive of the Corporation
New York, New York

G. MARK BROWN                 Senior Vice President, Finance              Executive of the Corporation
New York, New York

MELISSA J. COLEY              Vice President, Investor Relations          Executive of the Corporation
New York, New York

P. KEITH HYDE                 Vice President, Taxation                    Executive of the Corporation
Toronto, Ontario

T. NGA TRINH                  Vice President and Controller               Executive of the Corporation
New York, New York

GORDON E. WIDDES              Vice President, Information Technologies    Executive of the Corporation
Toronto, Ontario

LINDA T. NORTHWOOD            Corporate Secretary                         Executive of the Corporation
Stouffville, Ontario

(1)  Member of the Audit Committee.

(2)  Member of the Human Resources Committee.

(3)  Member of the Corporate Governance Committee.

Each of the directors and officers of the Corporation has held his or her principal occupation for the past five years, with the exception of: Mr. Arthur has held his present principal occupation since 1998; Mr. Clark who has held his present principal occupation since 2002, prior to which he held various senior roles, including the appointment of President and Chief Executive Officer, US Operations, in 2000; Mr. J. Cockwell, who has held his principal occupation since 2002, prior to which he was President and Chief Executive Officer of Brascan Corporation since 1995; Mr. Flatt who has held his principal occupation since 2002, prior to which he was President and Chief Executive Officer of Brookfield Properties Corporation since 2000 and prior to which he was President and Chief Operating Officer since 1996; Mr. Zuccotti who has held his present principal occupation since 1997, prior to which he was President & Chief Executive Officer of Olympia & York Companies (USA); Mr. Friedrich who has held his present principal occupation since 2002, prior to which he was Senior Vice President of Strategic Initiatives of the Corporation's New York-based affiliate, Brookfield Financial Properties, and prior to 2000 he was with Jones Lang LaSalle; Ms. Kane who has held her principal occupation since 2003, prior to which she was Senior Vice President and General Counsel of the Corporation's New York-based affiliate, Brookfield Financial Properties, and prior to 1997, she was with Cahill Gordon & Reindel; Mr. Brown who has held his principal occupation since 2001, prior to which he was Senior Vice President and Chief Financial Officer of the Corporation's New York-based affiliate, Brookfield Financial Properties, and prior to 2000 he was with Salomon Smith Barney and Citicorp Real Estate, Inc.; Ms. Coley who has held her principal occupation since 2002, prior to which she was Vice President, Artistic Director of Arts and Events/Marketing since 1999, prior to which she was Manager, World Financial Center Arts and Events since 1986; Ms. Trinh who has held her principal occupation since 2002, prior to which she held a senior financial role within the Corporation's

Canadian operations since 2000 and prior to 2000, she was with the Taxation Services Group of Deloitte & Touche LLP; Mr. Widdes who has held his present principal occupation since 2002, prior to which he was Vice President, Information Systems for the Corporation's Canadian based affiliate, and prior to 1998, he was with Spar Aerospace and Unicorp; and Ms. Northwood who has held her principal occupation since 2001, prior to which she held various roles within the Corporation and its affiliates.

As at the date hereof, the directors and senior officers of Brookfield own, directly or indirectly, or exercise control or direction over approximately 78 million common shares and 6 million Class A Redeemable Voting preferred shares, representing 48.3% and 97.1% respectively of the outstanding voting shares of each such class (see the information on page 2 of the Management Proxy Circular under the heading "Principal Holders of the Corporation's Voting Shares" which is incorporated by reference herein).

                  SCHEDULE A - COMMERCIAL PROPERTIES BY REGION

                                                                                                        EFFECTIVE    BROOKFIELD'S
                                         NUMBER OF                           RETAIL /      LEASABLE     OWNERSHIP     EFFECTIVE
AS AT DECEMBER 31, 2002                  PROPERTIES  LEASED     OFFICE        OTHER          AREA       INTEREST       INTEREST
-----------------------                  ----------  ------  ------------  ------------  ------------   ---------    ------------
                                                       %     000'S SQ.FT.  000'S SQ.FT.  000'S SQ.FT.         %      000'S SQ.FT.
NEW YORK
World Financial Center
     One                                      1        99.3    1,520          108           1,628            100.0        1,628
     Two                                      1       100.0    2,455           36           2,491            100.0        2,491
     Four                                     1       100.0    1,711           89           1,800             51.0          917
     Retail                                            56.8       --          287             287            100.0          287
One Liberty Plaza                             1        93.0    2,194           20           2,214            100.0        2,214
245 Park Avenue                               1        99.9    1,631           62           1,693            100.0        1,693
Developments
     300 Madison Avenue                       1          --    1,200           --           1,200            100.0        1,200
     Three World Financial Center             1          --    1,200           --           1,200            100.0        1,200
     Penn Station                             1          --    2,500           --           2,500            100.0        2,500
                                          -----        ----   ------        -----          ------            -----       ------
                                              8        97.6   14,411          602          15,013                        14,130
TORONTO
BCE Place
     Canada Trust Tower                       1        99.7    1,127           18           1,145             50.0          573
     Bay Wellington Tower                     1        96.8    1,295           42           1,337            100.0        1,337
     Retail, parking and office               2        99.6      137          809             946             75.0          705
Exchange Tower Block                          2        98.2    1,137          256           1,393             58.0          812
HSBC Building                                 1        92.1      188           37             225            100.0          225
Queen's Quay Terminal                         1        92.6      428           74             502            100.0          502
Atrium on Bay                                 1        90.6      914          137           1,051             50.0          526
Other                                         2       100.0      284           --             284             59.0          169
Developments
     Bay-Adelaide Centre                      1          --    1,000          800           1,800             50.0          900
     Hudson's Bay Centre                      1          --      535          557           1,092             25.0          273
     BCE Place III                            1          --      800           --             800             65.0          520
                                          -----        ----   ------        -----          ------            -----       ------
                                             14        96.3    7,845        2,730          10,575                         6,542
BOSTON
53 State Street                               1        99.9    1,091           70           1,161             51.0          592
75 State Street                               1        93.8      742          260           1,002             51.0          511
                                          -----        ----   ------        -----          ------            -----       ------
                                              2        97.4    1,833          330           2,163                         1,103
DENVER
Republic Plaza
     Office                                   1        90.4    1,247           --           1,247            100.0        1,247
     Development and other                    1          --      400          548             948            100.0          948
Trade Center                                  2        86.7      767           43             810            100.0          810
Colorado State Bank Building                  1        95.4      412           --             412             50.0          206
                                          -----        ----   ------        -----          ------            -----       ------
                                              5        90.1    2,826          591           3,417                         3,211
CALGARY
Bankers Hall                                  3        94.1    1,955          750           2,705             50.0        1,353
Fifth Avenue Place                            2        99.8    1,428          253           1,681             50.0          841
Petro-Canada Centre                           2        98.5    1,707          245           1,952             50.0          976
Other                                         2        81.2    1,047          185           1,232             27.0          333
                                          -----        ----   ------        -----          ------            -----       ------
                                              9        97.1    6,137        1,433           7,570                         3,503
MINNEAPOLIS
33 South Sixth Street                         2        78.1    1,082          695           1,777            100.0        1,777
Dain Plaza                                    2        93.4      593          638           1,231            100.0        1,231
                                          -----        ----   ------        -----          ------            -----       ------
                                              4        84.5    1,675        1,333           3,008                         3,008
OTHER
Royal Centre, Vancouver                       1        94.5      493          360             853            100.0          853
Other                                         7        99.4    2,701          461           3,162            100.0        3,162
                                          -----        ----   ------        -----          ------            -----       ------
                                              8        97.1    3,194          821           4,015                         4,015
                                          -----        ----   ------        -----          ------            -----       ------
Total portfolio                              50        95.5   37,921        7,840          45,761                        35,512
Less: other shareholders' interests                                                                                      (1,395)
                                          -----        ----   ------        -----          ------            -----       ------
BROOKFIELD'S NET EFFECTIVE OWNERSHIP
INTEREST                                                                                                                 34,117
                                          =====        ====   ======        =====          ======            =====       ======



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